Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	Year Ended December 31,
	2017		2016	2015	2014	2013
	(in thousands)
Earnings:
(Loss) income from continuing operations before income taxes	16,258		(53,530)	(20,606)	(38,301)	(124,072)
Add Fixed Charges (from below)	1,895		4,629	4,859	4,932	5,325
(Loss) earnings to cover fixed charges	18,153		(48,901)	(15,747)	(33,369)	(118,747)

Fixed Charges:
Interest expense	1,171		3,755	3,832	3,858	4,202
Amortization of debt issuance costs	67		191	362	445	429
Estimated interest component of rent expenses (1)	657		683	665	629	694
Total Fixed Charges	1,895		4,629	4,859	4,932	5,325

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends (2)	9.58	(3)	N/A	N/A	N/A	N/A
Deficiency of Earnings Available to Cover Fixed Charges	N/A		(53,530)	(20,606)	(38,301)	(124,072)

(1)	Represents the estimated portion of rental expense from operating leases that is considered by us to be representative of interest.
(2)	We have not had any preferred stock subject to dividends outstanding during the periods presented (other than the non-cash deemed dividend described in footnote (2) below, which is excluded for purposes of this calculation); therefore, the ratio of earnings to (and the deficiency of earnings available to cover) combined fixed charges and preferred stock dividends is the same as our ratio of earnings to (and the deficiency of earnings available to cover) fixed charges alone.
(3)	The ratio of earnings available to cover combined fixed charges and preference dividends for the year ended December 31, 2017 excludes non-cash deemed dividends to preferred stockholders of $5.6 million related to the issuance of our convertible preferred stock in connection with a private placement.